UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TRIMERIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896263100

(CUSIP Number)

August 10, 2007

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,007,885
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,007,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.04%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,230,785
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,230,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54%
12	TYPE OF REPORTING PERSON* CO

SCHEDULE 13G

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,007,885
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,007,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.04%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer: Trimeris, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:
3500 Paramount Parkway, Morrisville, North Carolina 27560, United States

Item 2(a, b, c). Name of Persons Filing, Address of Principal Business Office, Citizenship:
Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue - 40th Floor, New York, NY 10016
Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748GT, George Town, Grand Cayman, Cayman Islands
Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue - 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).  Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).  CUSIP Number: 896263100

Item 3. Not Applicable.

Item 4. Ownership.

1.	Bridger Management, LLC:

(a)	Amount beneficially owned: 2,007,885 shares.
(b)
  Percent of class: 9.04%. The percentage of Common Stock reported as beneficially owned is based upon 22,204,399 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,007,885 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,007,885 shares.

2.	Swiftcurrent Offshore, Ltd.:

(a)	Amount beneficially owned: 1,230,785 shares.
(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 5.54%.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,230,785 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,230,785 shares.

3.	Roberto Mignone

(a)	Amount beneficially owned: 2,007,885 shares.
(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 9.04%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,007,885 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,007,885 shares.

The Common Stock reported herein is beneficially owned as of August 10, 2007 as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5. Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC.  One such account, Swiftcurrent Offshore, Ltd. beneficially owns 5.54% of the class, as set forth elsewhere herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIDGER MANAGEMENT, LLC

Date: August 20, 2007	By:	/s/ Roberto Mignone
Roberto Mignone
Managing Member

SWIFTCURRENT OFFSHORE, LTD.

Date: August 20, 2007	By:	/s/ Roberto Mignone
Roberto Mignone
Director

Date: August 20, 2007	By:	/s/ Roberto Mignone
Roberto Mignone
Individually